15027921

RECEIVED
SEC MAIL PROCESSING SECTION
NOV 27 2015
WASH. D.C. 189

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/13 (MM/DD/YY) AND ENDING 08/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lampert Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue - Suite 230
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Drimer 561-283-4420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D"Arelli Pruzansky, P.A.
(Name – *if individual, state last, first, middle name*)

7280 West Palmetto Park Rpad-Suite 308N (Address) Boca Raton (City) FL (State) 33433 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Drimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lampert Capital Markets, Inc., as of August 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Signature

Known personally to me

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Lampert Capital Markets Inc.

We have audited the accompanying statement of financial condition of Lampert Capital Markets, Inc. as of August 31, 2015, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lampert Capital Markets, Inc. as of August 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained on page 13 has been subjected to audit procedures performed in conjunction with the audit of Lampert Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Lampert Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida
November 24, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2015

ASSETS

Cash	$	203,539
Due from clearing brokers		362,303
Due from other broker dealers		50,272
Clearing deposits		250,042
Prepaid expenses and other assets		10,802
Loans receivable, net of $93,056 allowance		254,367
Property and equipment, net of accumulated depreciation of $59,043		-
Total assets	$	1,131,325

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	391,256
Commissions payable		82,796
Subordinated loan payable		361,375
Total liabilities		835,427
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Common stock, $0.0001 par value; 100,000 shares authorized 54,487 shares issued and outstanding		5
Additional paid-in capital		1,669,707
Accumulated deficit		(1,373,814)
Total shareholders' equity		295,898
Total liabilities and shareholders' equity	$	1,131,325

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED AUGUST 31, 2015

Revenues:	
Commissions	$ 2,520,660
Investment banking	453,970
Trading and other	718,472
Margin interest	186,790
Total revenue	3,879,892
Expenses:	
Soft dollar expense	337,230
Compensation and benefits	387,734
Clearing costs	813,237
Commission expense	1,696,068
Regulatory fees	86,609
Communication costs	68,939
Professional fees	126,114
Business development	65,389
Rent	200,993
Office expense	187,792
Bad debt expense	118,245
Total expenses	4,088,350
Loss before interest expense and income taxes	(208,458)
Interest expense	17,700
Loss before income taxes	(226,158)
Income tax expense	-
Net loss	$ (226,158)

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED AUGUST 31, 2015

	Common Stock - $0.0001 Par Value		Additional	Accumulated	
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance, August 31, 2014	30,487	$ 3	1,369,709	$ (1,147,656)	$ 222,056
Issuance of common stock	24,000	2	299,998	-	300,000
Net loss	-	-	-	(226,158)	(226,158)
Balance, August 31, 2015	54,487	$ 5	$ 1,669,707	$ (1,373,814)	$ 295,898

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2015

Cash flows from operating activities:	
Net loss	$ (226,158)
Adjustments to reconcile net loss to net cash used in operating activities:	
Bad debt expense	118,245
Subordinated loan payable interest accrual	17,700
Changes in assets and liabilities:	
(Increase)/decrease in:	
Clearing Deposits	(150,042)
Due from clearing and other brokers	90,305
Prepaid expenses	(2,688)
Decrease in:	
Accounts payable and accrued expenses	(231,644)
Commissions payable	(7,714)
Net cash provided by operating activities	(391,997)
Cash flows from financing activities:	
Increase in loans receivable	(8,806)
Proceeds from issuance of stock	300,000
Net cash provided by financing activities	291,194
Net decrease in cash	(100,803)
Cash, beginning of year	304,342
Cash, end of year	$ 203,539
Supplemental Disclosure of Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

See accompanying notes to financial statements

LAMPERT CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED AUGUST 31, 2015

Subordinated liabilities at August 31, 2014	$	343,675
Increases:		
Accrued Interest		17,700
Decreases:		-
Subordinated liabilities at August 31, 2015	$	361,375

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Lampert Capital Markets, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company was incorporated in the State of New York on September 23, 1998. The Company changed its name on December 14, 2012 from ICM Capital Markets Ltd. to Lampert Capital Markets, Inc.

All customer accounts are held by the clearing broker Wedbush Securities, Inc. which clears the firm's transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents during the year ended August 31, 2015.

Revenue Recognition

The Company principally earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. Investment banking income includes fees earned for financial advisory and placement services. Financial advisory fees and trade and handling revenues are earned throughout the term of the financial advisory agreement. Fees for placement services are recognized when the placement is completed and the collection of the fee is reasonably determined. Margin interest is earned monthly based upon customer margin balances.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Soft Dollar Arrangements

The Company has arrangements with several institutional clients whereby they trade commissions for investment expenses of the institution in accordance with NYSE Rule 28(e).

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from three to five years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. All property and equipment have been fully depreciated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates include depreciation for property and equipment, allowances for receivables and deferred tax assets.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value of Financial Instruments
We adopted the fair value guidelines issued by the FASB on July 1, 2007. The guidelines defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The calculation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy or our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The Company did not have any assets or liabilities valued at fair value during the year ended August 31, 2015.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At August 31, 2015 the Company had net capital of $392,104 which was $292,104 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 1.21 to 1. In September 2014, the firm's application to expand the scope of its operations was approved by FINRA and the firm's minimum net capital requirement was increased to $100,000.

NOTE 4 – DUE FROM CLEARING BROKERS AND CLEARING DEPOSITS

The Company clears all of its customer securities transactions through Wedbush Securities, Inc. on a fully disclosed basis. At no time is the Company in possession of customer funds or securities.

NOTE 4 – DUE FROM CLEARING BROKERS AND CLEARING DEPOSITS (CONTINUED)

At August 31, 2015 the Company has a $612,345 receivable due from Wedbush Securities, Inc, including a clearing deposit of $250,042 as required by the organization.

From time to time, the Company receives rebates from other broker dealers in connection with its brokerage operations. As at August 31, 2015, the Company has receivables totaling $50,272, resulting from those activities.

NOTE 5 – PROPERTY AND EQUIPMENT

At August 31, 2015, property and equipment consisted of the following. All property and equipment has been fully depreciated in prior years.

	Estimated Life	
Office Furniture	5 Years	$ 19,982
Computer Equipment	3 Years	39,061
		59,043
Less: Accumulated Depreciation		(59,043)
		$ -0-

For the period ended August 31, 2015, there is no depreciation expense.

NOTE 6 – LOANS RECEIVABLE

At August 31, 2015, net loans receivable totaled $254,367 which consisted primarily of loans to employees. The Company has set up a $93,056 allowance for doubtful accounts for those former employees who are no longer with the Company, though the Company plans on exhausting all efforts to make full collection of all receivables. The loans are non-interest bearing and do not have a maturity date. The Company has several loans in the amount of $89,827 which are forgivable after the employee is with the Company for one or two years.

NOTE 7 – PREPAID EXPENSES AND OTHER ASSETS

At August 31, 2015 the Company had prepaid expenses of $10,802 which were comprised of prepaid registration fees to FINRA, insurance and a lease deposit.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times, may exceed federally insured limits

NOTE 9 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, loans, deposits and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 10 – SUBORDINATED LOAN PAYABLE

On October 15, 2008 the Company entered into a subordinated loan agreement with ICMC Holdings LLC, a related party at the time. ICMC Holdings LLC is a de minimus common owner of the Company. The loan balance as at August 31, 2015 was $361,375 (which includes accrued interest) carries an interest rate of 6% per annum, and an original maturity date of November 30, 2011. The loan was renewed on November 10, 2011 with a principal of $293,750 (representing the principal and accrued interest to that date) with a new maturity of November 30, 2014. Interest accrued on the loan as of August 31, 2015 totaled $ 67,625. FINRA rules automatically extended the maturity date one year to November 30, 2015. The future maturity date of the loan has been indefinitely suspended by FINRA pending the outcome of litigation between the Company and ICMC Holdings LLC in the New York courts (see Note 11).

NOTE 11 – COMMITMENTS AND CONTINGENCIES

On January 1, 2013 the Company entered into a rental agreement with Lampert Advisors, LLC, a related party, for office space. Monthly base rent is approximately $12,633 which may vary from time to time. The Company closed its branch office in Jersey City during the year. The remaining monthly lease obligation is $2,539 through December 2015.

In 2013, the Company commenced an action seeking damages against ICMC Holdings LLC (see Note 10) which resulted in a counterclaim against the Company. In October 2014, Lampert Advisors LLC, the majority owner of the Company, moved for a partial summary judgment to compel ICMC Holdings LLC to perform under a purchase agreement in which ICMC agreed to sell to Lampert Advisors its interest in Company, the subordinated loan and the cancellation of certain obligations of the Company. Furthermore, in November 2015, the Company and Lampert Advisors moved for a default judgment against ICMC Holdings and dismissal of all Holding's claims, as well as to grant the Company's and Lampert Advisors' claims against Holdings.

The Company denies all liability and vigorously continues to defend itself and uphold its claims against ICMC Holdings. The motion is pending and Company is unable to predict the outcome of litigation.

NOTE 12 – SHAREHOLDERS' EQUITY

During the fiscal year, the Company sold 24,000 shares of common stock for $300,000 to shareholders at fair market value in negotiation with its shareholders, taking into consideration the Company's performance and continued operating losses. Lampert Advisors, LLC, which acquired majority ownership of the Company in fiscal year 2013, purchased all 24,000 of these shares during this period.

NOTE 13 – INCOME TAXES

The Company uses the cash method of accounting for income tax purposes and had a tax loss of approximately $452,000 for its year ended August 31, 2015. Accordingly, Management estimated and recorded current income tax expense and income tax payable of $0 at and for the year ended August 31, 2015.

At August 31, 2015 deferred tax assets (liabilities) included approximately $600,000 from tax net operating loss carry forwards and approximately ($142,000) from accrual to cash adjustments.

Management has established a full valuation allowance for its net deferred tax assets due to the uncertainty that the deferred tax assets will be realized.

At August 31, 2015 the Company had approximately $1,201,000 in tax net operating loss carry forwards available to offset future taxable income. These losses, if unused, will expire through tax years ending August 31, 2035. There was a change in ownership during the year ended August 31, 2012. The availability and use of these losses is limited in accordance with IRC Section 382.

As of August 31, 2015, tax years ending August 31, 2012, 2013 and 2014 were still open for examination under the statute of limitations. The Company's valuation allowance against its deferred tax assets increased by $52,000 during the year ended August 31, 2015.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2015 through November 24, 2015 the date the financial statements were available to be issued, for potential recognition or disclosure in the accompanying financial statements. The Company did not identify any other events or transactions that should be recognized or disclosed in the financial statements, except as described in Note 11.

SUPPLEMENTAL INFORMATION

LAMPERT CAPITAL MARKETS INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AUGUST 31, 2015

Net capital computation:

Total shareholders' equity	$	295,898
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		361,375
Total capital and allowable subordinated liabilities		657,273
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		10,802
Receivables from non customers		254,367
Total non-allowable assets		265,169
Net capital before haircuts on securities positions		392,104
Total haircuts on securities		-
Net capital		392,104
Required minimum capital		100,000
Excess net capital	$	292,104

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	474,052
Ratio of aggregate indebtedness to net capital		1.21 to 1

Reconciliation:

Net capital, per unaudited August 31, 2015 FOCUS report, as filed	$	399,672
Audit Adjustments		(7,568)
Net capital, per August 31, 2015 audited report, as filed	$	392,104

LAMPERT
CAPITAL MARKETS

November 11, 2015

D'Arelli Pruzansky, P.A.

Exemption Letter
RE: Lampert Capital Markets. Inc, year end 2015 Certified Audit

Dear Mr. Pruzansky,

Lampert Capital Markets, Inc. is operating under the k2-ii exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm is an introducing broker and has a clearing arrangement with Wedbush Securities, Inc. The broker dealer does not take custody of customer's securities or take custody of customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X Marc M Drimer

Marc Drimer
CFO

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholder
of Lampert Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Lampert Capital Markets, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lampert Capital Markets, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") and (2) Lampert Capital Markets, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Lampert Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lampert Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

D'Arelli Pruzansky, P.A.

Certified Public Accountants

Boca Raton, Florida

November 24, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

D'Arelli Pruzansky, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

The Board of Directors and Shareholders
Lampert Capital Markets, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year August 31, 2015, which were agreed to by Lampert Capital Markets, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

D'Arelli Pruzansky, P.A.
Certified Public Accountants

Boca Raton, Florida
November 24, 2015

7280 W. Palmetto Park Road, Suite 308-N • Boca Raton, Florida 33433 • Phone: 561.756.9250 • Fax: 561.826.8936

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-052234 FINRA AUG 6/19/2000
LAMPERT CAPITAL MARKETS INC
ATTN: NELSON NG
477 MADISON AVE STE 230
NEW YORK, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 7,479.85

B. Less payment made with SIPC-6 filed (exclude interest) (4,732.12)
3/31/15
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 2,747.73

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,747.73

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,747.73

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LAMPERT CAPITAL MARKETS, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of NOVEMBER, 20 15.

CONTROLLER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 9/1, 2014
and ending 8/31, 2015

Item No.	Eliminate cents
a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,879,892
b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	17,700
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	17,700
c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	Ø
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	813,236
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17,700	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 74,715	
Enter the greater of line (i) or (ii)	74,715
Total deductions	887,951
d. SIPC Net Operating Revenues	$ 2,991,941
e. General Assessment @ .0025	$ 7,479
	(to page 1, line 2.A.)

16030

Lampert Capital Markets, Inc.
477 Madison Avenue, Suite 230
New York, NY 10022

CHASE
JPMorgan Chase Bank, N.A.
www.Chase.com
1-2-210

EZShield™ Check Fraud Protection for Business

11/24/2015

DATE

PAY TO THE ORDER OF SIPC

**2,747.73
AMOUNT

Two Thousand Seven Hundred Forty-Seven and 73/100***

SIPC
P.O. BOX 92185
WASHINGTON, D.C. 20090-2185

AUTHORIZED SIGNATURE

Security features. Details on back.

⑈016030⑈ ⑆021000021⑆ 788246395⑈

Lampert Capital Markets, Inc. 16030

SIPC 11/24/2015

2,747.73

Checking 2,747.73

Lampert Capital Markets, Inc. 16030

SIPC 11/24/2015

2,747.73

Checking 2,747.73

PRODUCT SSLT111 USE WITH 91500 ENVELOPE PRINTED IN U.S.A. A

490 CB3211 STXRX2 05/07/2014 08:32